Exhibit 99.3

Osler, Hoskin & Harcourt llp Box 50, 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 416.362.2111 main 416.862.6666 facsimile

December 4, 2025

TO:	TELUS Corporation 23rd Floor, 510 West Georgia Street Vancouver, British Columbia V6B 0M3 Canada

Re:	TELUS Corporation

Dear Ladies and Gentlemen:

We refer to the shelf prospectus supplement of TELUS Corporation (the “Corporation”) dated December 4, 2025 (the “Prospectus Supplement”) relating to the offering by the Corporation of debt securities of the Corporation under a short form base shelf prospectus dated December 4, 2025, forming part of the Registration Statement on Form F-10 (Registration No. 333-291929) filed by the Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our firm name under the headings “Certain Canadian and United States Federal Income Tax Considerations – Certain Canadian Federal Income Tax Considerations” and “Legal Matters” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/S/ OSLER, HOSKIN & HARCOURT LLP

OSLER, HOSKIN & HARCOURT LLP